UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated November 23, 2022

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-240163), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CAPITALIZATION AND INDEBTEDNESS

The following table sets out our called up share capital and the borrowings and indebtedness of Vodafone Group Plc, its subsidiaries and its interest in joint ventures and associates (‘the Group’), at September 30, 2022.

At September 30, 2022
€million
Borrowings and Indebtedness
Short-term borrowings	15,675
Short-term derivative financial instruments*	190
Total short-term borrowings	15,865

Long-term borrowings	59,907
Long-term derivative financial instruments*	1,596
Total long-term borrowings	61,503

Total borrowings and indebtedness	77,368

Capital
Called up share capital (28,818,163,278 ordinary shares allotted, issued and fully paid)	4,797
Treasury shares held (1,127,630,065 shares)	(7,170)
Additional paid-in capital	149,085
Accumulated losses	(122,521)
Accumulated other comprehensive income	31,262
Total non-controlling interests	2,284

Total equity and shareholders’ funds	57,737

Total Capitalization and Indebtedness	135,105

* Certain mark-to-market adjustments on financing instruments are included within derivative financial instruments, a component of trade and other payables.

(1)	At September 30, 2022, the Group had contingent indebtedness relating to outstanding guarantees, performance bonds and other contingent indebtedness items totaling €3,128 million. This primarily included Vodafone Group Plc’s US$1.8 billion (€1.8 billion) guarantee of the Group’s 50% share of a US$3.5 billion loan, which forms part of the Group’s overall joint venture investment in TPG Telecom Ltd, and INR 42.5 billion (€0.5 billion) in relation to the secondary pledge over shares owned by Vodafone Group Plc the entity or the Group in Indus Towers Ltd.

(2)	At September 30, 2022, the Group had cash and cash equivalents of €7,072 million, short-term investments of €4,402 million, cash collateral of €754 million and €8,769 million of mark-to-market adjustments on financing instruments recorded in trade and other receivables, resulting in total net borrowings and indebtedness of €56,371 million.

(3)	The share buyback programme announced on March 9, 2022 was completed on November 15, 2022. A further share buyback program was announced on November 16, 2022 to repurchase up to 504,185,187 ordinary shares (up to £580 million) of which 24,298,084 shares have been repurchased at the date of this filing

(4)	Other than the share buyback mentioned in footnote 3 above and changes due to movements in foreign exchange rates and the financial performance for the period to date, there has been no material change in the capitalization and indebtedness of the Group since September 30, 2022.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP PUBLIC LIMITED COMPANY
(Registrant)

Dated: November 23, 2022

By:	/s/ J Stead
Name: Jamie Stead
Title: Group Treasury Director